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                                                            EXHIBIT H



                           SOROS FUND MANAGEMENT LLC
                              888 Seventh Avenue
                           New York, New York 10106




BY TELCOPIER AND MAIL
630-218-1553

February 12, 1997

Herbert A. Getz, Esq.
Senior Vice President and Secretary
WMX Technologies, Inc.
3003 Butterfield Road
Oak Brook, IL 60521

Dear Mr. Getz:

I write on behalf of Quantum Partners LDC ("Quantum"), with respect to the February 10, 1997 notice (the "Nomination Notice") from Cede & Co. ("Cede") pursuant to Section 3 of Article III ("Section 3") of the By-Laws of WMX Technologies, Inc. ("WMX") regarding Quantum's nomination of four persons for election as directors at WMX's 1997 Annual Meeting of Stockholders.

During the meeting between representatives of Quantum and certain members of the Board of Directors of WMX on February 11, 1997, Quantum's representatives were told by Mr. Trowbridge that WMX believed that the Nomination Notice was untimely. Your February 11, 1997 letter to Cede and to Quantum states that the WMX board "has determined that [Quantum's] nominations are not in compliance with [WMX's] By-Laws." WMX's February 11, 1997 press release states that the "documents we received from the Soros group . . . arrived after the filing deadline and contained incomplete information."

Quantum believes that the Nomination Notice was timely delivered and contained all the information required by Section 3. Nonetheless, we would be pleased to submit promptly any additional information (other than what has already been made available to WMX through the Schedules 13D filed on behalf of Quantum) that you believe is required by Section 3.

Quantum does not believe that the interests of WMX's stockholders are served by WMX's stance regarding the Nomination Notice and we therefore reiterate the request presented to your counsel yesterday that the WMX Board of Directors act immediately to waive any arguable defect with respect to the Nomination Notice.

Sincerely yours,

/s/ Sean C. Warren

Sean C. Warren
Managing Director
and General Counsel